# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PIMCO California Municipal Income Fund, CIK 0001140411
CUSIP: 72200N809
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 08/01/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000835271

## Reporting persons
- JPMorgan Chase Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 790; sole dispositive power 790; shared dispositive power 0; aggregate amount beneficially owned 790 (19.66% of the class)

## Item 1. Issuer
Name of issuer: PIMCO California Municipal Income Fund
Address of issuer's principal executive offices: 1633 Broadway, New York, NY, 10019

## Item 2. Person Filing
Name of person filing: JPMorgan Chase Bank, National Association ("JPM")
Address of principal business office or, if none, residence: 1111 Polaris Parkway Columbus, OH 43240
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 790
Percent of class:
19.66%*

*Represents percentage ownership of RVMTP Shares as a percentage of all preferred shares outstanding and is calculated based on information supplied by the Issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
790**

** On June 12, 2024 JPM assigned certain preferred class voting rights on the RVMTP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated June 12, 2024 among JPM, Lord Securities Corporation, as trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the RVMTP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
Sole power to dispose or to direct the disposition: 790
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
On June 12, 2024, JPM acquired 244 VMTP Shares from the issuer and on June 27, 2024 JPM deposited 100% of the VMTP Shares into a tender option bond trust (a "TOB") named the J.P. Morgan Putters/Drivers, Series 5058 Trust. The TOB has title to 100% of the VMTP Shares but does not have the power to dispose or direct the disposition of the VMTP Shares. No voting rights on the VMTP Shares have been transferred to the TOB and voting rights on the VMTP Shares are retained by JPM and the Voting Trust as described in Item 4.

In connection with the reorganization of PIMCO California Municipal Income Fund II ("PCK") and PIMCO California Municipal Income Fund III ("PZC", and together the "Target Funds") into the Issuer, 546 RVMTP Shares, comprised of 275 RVMTP Shares issued by PCK and 271 RVMTP Shares issued by PZC, each of which was indirectly beneficially owned by JPM were exchanged for an equal number of RVMTP Shares of the Issuer in a cashless transaction. 275 RVMTP Shares are held in a trust designated as the J.P. Morgan Putters/Drivers, Series 5059 Trust and 271 RVMTP Shares are held in a trust designated as the J.P. Morgan Putters/Drivers, Series 5060 Trust. JPM as a beneficiary of each of these trusts, and through its contractual rights, retains an indirect beneficial ownership in the RVMTP Shares

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMorgan Chase Bank, National Association: /s/ Adrian Budischak, Adrian Budischak / Authorized Signatory (09/02/2025)